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          |CUSIP NO. 692830508     |              | Page 8  of 9 pages    |
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                             Steel Partners II, L.P.
                        750 LEXINGTON AVENUE - 27TH FLOOR
                            NEW YORK, NEW YORK 10022
                                   __________

                               TEL (212) 446-5216
                               FAX (212) 446-5290


                                                              September 29, 1995

BY FAX
------

Mr. Richard Horowitz
Chairman of the Board
P&F Industries, Inc.
300 Smith Street
Farmingdale, New York 11735

Dear Richard:

Congratulations on your appointment as Chairman of P&F Industries, Inc.

Steel Partners II, L.P. owns 14.9% of the outstanding shares of P&F Industries, Inc. and has owned this amount for approximately two years. We believe that you have done a terrific job in cleaning up the balance sheet of the company, selling off its non-performing assets, and refocusing the company on its two core businesses.

The market has refused to recognize the value enhancement which we believe has occurred over the past 24 months and unfortunately we have been unable to purchase additional shares because of the company's Poison Pill. As we have discussed with you in our prior conversations, we believe that there are a variety of alternatives available to the company to increase the value of its stock.

Historically, you have stated that it is the company's intention to increase the value of the company by making an acquisition in a related or unrelated business. It is our understanding that the company currently has a $9 million unused credit facility with its lenders which it can use as equity for an acquisition or some other corporate purpose including a stock repurchase program.




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          |CUSIP NO. 692830508     |              | Page 9  of 9 pages    |
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It has  been our experience that a  company of the size of  P&F Industries has a difficult time attracting the attention of institutional investors and security analysts due to market size and lack of liquidity. Even if the company makes an acquisition in the $10M - $20M range, the company will still fall far below the radar screen of most institutional investors and security analysts.

As an alternative, we would like to sit down and explore the possibility of taking P&F private, with management, at a price of $4.00 per share with the understanding that any going private transaction would include, not preclude a strategy for acquisitions in the future. We are available at any time after Wednesday of next week to discuss this, or any other ideas you have regarding increasing shareholder value.

Have a happy and healthy New Year.



Sincerely,


/s/ Warren Lichtenstein
-----------------------
Warren Lichtenstein